CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2010

(Unaudited)
(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

ASSETS	July 31, 2010	April 30, 2010

Current assets
Cash and cash equivalents	$2,486,697	$3,427,511
Marketable securities (cost: $2,695,052 & $2,695,052 respectively)	279,085	358,823
Receivables	95,717	135,981
Prepaid expenses (Note 9)	212,920	283,611

	3,074,419	4,205,926

Reclamation bonds	21,477	26,477

Equipment (Note 3)	356,286	380,705

Mineral properties (Note 4)	30,848,747	30,385,684

	$34,300,929	$34,998,792

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$633,347	$798,623
Due to related parties (Note 9)	22,736	4,294
	656,083	802,917

Future reclamation costs (Note 5)	296,268	290,458

Contingent liability (Note 13)	200,000	200,000

	1,152,351	1,293,375
Shareholders' equity
Capital stock (Note 7)
Authorized
Unlimited number of common shares without par value
Issued: 131,477,493 (April 30, 2010 – 131,477,493) common shares	70,114,395	70,162,104
Contributed surplus (Note 7)	17,372,563	17,237,949
Deficit	(54,338,380)	(53,694,636)

	33,148,578	33,705,417

	$34,300,929	$34,998,792
Nature of Operations and Going Concern (Note 1)
Commitments (Note 6)
Contingencies (Note 13)
On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED JULY 31
(Unaudited)
(Expressed in Canadian Dollars)

	2010	2009
EXPENSES
Accretion (Note 5)	$5,810	$12,566
Amortization	26,787	31,276
Audit and accounting	19,517	28,473
Consulting (Note 9)	26,882	11,530
Insurance	15,675	24,771
Investor relations	34,885	3,527
Legal	31,583	62,888
Management fees (Note 9)	119,999	20,000
Office and administration	17,676	47,427
Property investigations	3,119	-
Rent	19,020	36,477
Stock-based compensation (Note 7)	134,614	377,787
Transfer agent and filing fees	32,591	44,201
Travel	11,291	7,012
Wages and salaries	65,684	155,906
	565,133	863,841

OTHER INCOME (EXPENSES)
Interest income	1,221	10,589
Gain (loss) on foreign exchange	(94)	6,859
Unrealized gains (losses) on marketable securities	(79,738)	17,647
	(78,611)	35,095

Loss and comprehensive loss for the period	$(643,744)	$(828,746)

Basic and diluted loss per common share	$(0.00)	$(0.01)

Basic and diluted weighted average number of common shares outstanding	131,477,493	112,184,313

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JULY 31
(Unaudited)
(Expressed in Canadian Dollars)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(643,744)	$(828,746)
Items not affecting cash:
Accretion	5,810	12,566
Amortization	26,787	31,276
Stock-based compensation	134,614	377,787
Unrealized gain on foreign exchange	-	11,919
Unrealized losses (gains) on marketable securities	79,738	(17,647)
Non-cash working capital item changes
Receivables	40,264	(22,534)
Prepaid expenses	70,691	(39,293)
Payables and accrued liabilities	61,193	(5,146)
Due to related parties	18,442	(98,498)

Net cash used in operating activities	(206,205)	(578,316)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(689,532)	(120,748)
Acquisition of equipment	(2,368)	535
Reclamation bond refunds	5,000	-

Net cash used in investing activities	(686,900)	(120,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issuance costs	(47,709)	-

Net cash provided by (used in) financing activities	(47,709)	-

Net change in cash and cash equivalents during the period	(940,814)	(698,529)

Cash and cash equivalents, beginning of the period	3,427,511	2,827,274
Cash and cash equivalents, end of the period	$2,486,697	$2,128,745
Cash and cash equivalents
Cash	961,976	745,745
Liquid short term investments	1,524,721	1,383,000
	$2,486,697	$2,128,745
Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2009	112,184,313	67,793,186	15,429,680	(51,373,558)	31,849,308

Issued for:
Stock option exercise	25,000	11,972	(8,222)	-	3,750
Private placement – Nov 2009	5,000,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	5,100,000	1,275,000	-	-	1,275,000
Debt Settlement	350,000	79,450	-	-	79,450
Flow-through private placement– Dec 2009	2,000,000	500,000	-	-	500,000
Flow-through private placement– April 2010	6,818,180	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	131,477,493	$70,162,104	$17,237,949	$(53,694,636)	$33,705,417
Share issuance costs	-	(47,709)	-	-	(47,709)
Stock-based compensation for the period	-	-	134,614	-	134,614
Loss for the period	-	-	-	(643,744)	(643,744)
Balance at July 31, 2010	131,477,493	70,114,395	17,372,563	$(54,338,380)	$(33,148,578)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

While these consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the period ended July 31, 2010, the Company reported a loss of $643,744 and as at that date had an accumulated deficit of $54,338,380.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.           BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2010.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended April 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements except for the Canadian Institute of Chartered Accountants (“CICA”) guidelines adopted by the Company set out below.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future accounting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Comprehensive Revaluation of Assets and Liabilities (Section 1625) and Equity (Section 3251)

As a result of issuing CICA Handbook sections 1582, 1601, and 1602, CICA Handbook Section 1625 has been amended and is effective prospectively beginning on or after January 1, 2011. Section 3251, Equity, has been amended as a result of issuing Section 1602 and applies to entities that have adopted this section. The Company does not expect any material impact on its financial position, operating results or disclosure on the adoption of this new section.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing May 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending July 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheets at both April 30, 2010 and 2011.

The Company has completed the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its fiscal quarter ending January 31, 2011, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its fiscal quarter ending January 31, 2011.

3.           EQUIPMENT

	July 31, 2010			April 30, 2010
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$149,686	$53,568	$203,254	$146,867	$56,387
Computer & office equipment	161,370	97,101	64,269	159,002	91,890	67,112
Computer software	71,008	52,253	18,755	71,008	49,876	21,132
Exploration equipment	396,292	187,365	208,927	396,292	176,369	219,923
Leasehold improvements	69,986	59,219	10,767	69,986	53,835	16,151

	$901,910	$545,624	$356,286	$899,542	$518,837	$380,705

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

4.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	683,979
Geology	90,800	70,282	209,190	157,040	-	527,312
Geophysics	-	123,662	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	266,812
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	(77,523)
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	(8,608)
Write-off	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	30,385,684

Drilling & trenching	-	-	-	39,567	-	39,567
Geology	128,272	33,655	10,313	80,239	-	252,479
Geochemical	1,162	-	-	42,650	-	43,812
Metallurgy	-	-	-	27,400	-	27,400
Administration	1,990	518	246	9,587	-	12,341
Technical analysis	21,202	-	-	12,910	-	34,112
Acquisition costs	-	-	40,903	23,185	-	64,088
Recovery- JV partner	-		(10,736)	-	-	(10,736)
Total for the period	152,626	34,173	40,726	235,538	-	463,063
Balance July 31, 2010	18,981,677	2,651,118	3,613,936	5,602,016	-	30,848,747

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at July 31, 2010:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,339,897	-	9,656,580
Geology	13,104,062	133,687	268,244	860,683	-	14,366,676
Geochemical	1,162	-	-	42,650	-	43,812
Metallurgy	-	-	-	27,400	-	27,400
Geophysics	1,762,457	150,719	-	441,258	-	2,354,434
Administration	1,667,825	34,404	49,169	269,375	-	2,020,773
Technical analysis	1,709,711	3,901	1,580	311,892	-	2,027,084
Future reclamation	171,612	39,203	(366,889)	4,392	-	(151,682)
Acquisition costs	3,150,750	7,132,327	3,687,852	1,410,507	229,796	15,611,232
Recovery- JV partner	-	(95,298)	(28,972)	(4,352)	-	(128,622)
Administration fees	-	(10,204)	-	(348)	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(101,338)	-	(738,592)
Impairment charge	(9,333,333)	(4,666,667)	-	-	(229,796)	(14,229,796)
Balance July 31, 2010	18,981,677	2,651,118	3,613,936	5,602,016	-	30,848,747

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. (see Note 13).

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.  Universal warrants expired unexercised during the three months ended July 31, 2010.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2010, the Company, through Target, has earned its 75% interest in BHP LLC.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Golden Promise

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4). During the fiscal year 2010, the Company returned these claims and as a result the related costs of $229,796 were written off to operations.

5.	FUTURE RECLAMATION COSTS

	July 31, 2010	April 30, 2010
Asset retirement obligation – beginning balance	$290,458	$676,484
Liability incurred	-	(440,934	)1
Liability assumed – Target plan of arrangement	-	-
Accretion expense	5,810	54,908

Asset retirement obligation – ending balance	$296,268	$290,458

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

5.           FUTURE RECLAMATION COSTS (cont’d...)

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2013.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2013.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

6.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitment under these leases are: fiscal 2011- $139,365.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (see Note 13).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

No shares were issued during the three months ended July 31, 2010.

During the year ended April 30, 2010, common shares were issued as follows:

(a)
On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares at a price of $0.25 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

(b)	On December 2, 2009, the Company settled debt of $79,450 by the issuing 350,000 common shares.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS, (cont’d....)

Share and warrant issuances (cont’d...)

(c)
On December 15, 2009, the Company completed a non-brokered private placement of 2,000,000 flow-through shares of Crosshair at a price of $0.25 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

(d)
25,000 shares were issued from the exercise of stock options at price of $0.15 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(e)
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 6,818,180 units (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $0.35 per common share for the first year and $0.40 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 511,364 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

All securities issued pursuant to the Private Placement are subject to a four month hold period that expires on August 2, 2010.

Warrants

The following is a summary of warrants outstanding at July 31, 2010 and April 30, 2010 and changes during the period then ended.

	July 31, 2010		April 30, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	17,550,454	0.60	18,477,800	$1.31
Private placement/Issuance	-	-	10,050,454	0.31
Exercised/cancelled	-	-	(10,977,800)	1.52
Outstanding, end of the period	17,550,454	0.60	17,550,454	0.60
7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d...)

At July 31, 2010, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
7,500,000	1.00	July 29, 20111
5,000,000	0.30	November 19, 20112
500,000	0.26	November 19, 20113
510,000	0.26	November 19, 20113
120,000	0.25	December 15, 20114
3,409,090	0.35	April 1, 20125
511,364	0.22	April 1, 20126

17,550,454	0.60

(1)	These warrants were issued in connection with the Silver Spruce CMB Joint Venture Property (Note 8(g)).
(2)	These warrants were issued in connection with the private placement on November 19, 2009 (Note 8(a)).
(3)	These warrants were issued to the Agent in connection with the private placement on November 19, 2009 (Note 8(a)).
(4)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on December 15, 2009 (Note 8(c)).
(5)	These warrants were issued in connection with the private placement on April 1, 2010 (Note 8(e)).
(6)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on April 1, 2010 (Note 8(e)).
•	Note references above are to those in the financial statements for the year ended April 30, 2010.

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers. The maximum number of options that can be issued are 11,308,528. Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at July 31, 2010 and April 30, 2010 and changes during the periods then ended.

	July 31, 2010		April 30, 2010
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	11,623,528	$0.38	9,982,500	$0.71
Exercised	-	-	(25,000)	0.15
Cancelled or expired	(705,000)	0.30	(3,677,500)	0.93
Granted	-	-	5,343,528	0.24

Outstanding, end of period	10,918,528	$0.38	11,623,528	$0.38

Currently exercisable	8,316,764	$0.42	7,334,632	$0.46
7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At July 31, 2010, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
130,040	130,040	0.25	August 16, 20101
50,000	50,000	0.23	January 5, 2011
100,000	100,000	0.90	January 5, 2011
600,000	600,000	1.00	January 18, 2011
100,000	100,000	0.23	April 24, 2011
100,000	100,000	0.23	May 1, 2011
150,000	150,000	0.23	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
150,000	150,000	0.23	March 6, 2012
100,000	100,000	0.23	March 23, 2012
100,000	100,000	0.87	April 18, 2012
108,000	108,000	0.86	May 1, 2012
100,000	100,000	0.23	August 1, 2012
793,960	793,960	1.00	August 29, 2012
100,000	100,000	0.23	October 15, 2012
100,000	100,000	0.23	April 23, 2013
250,000	250,000	0.88	May 23, 2013
120,000	120,000	0.47	June 5, 2013
150,000	112,500	0.50	August 1, 2013
1,550,000	1,550,000	0.27	September 15, 2013
700,000	525,000	0.15	October 23, 2013
350,000	350,000	0.27	October 27, 2013
100,000	75,000	0.15	December 17, 2013
2,555,000	1,277,500	0.27	May 28, 2014
200,000	50,000	0.19	August 10, 2014
1,173,528	586,764	0.22	November 30, 2014
100,000	50,000	0.20	December 21, 2014
600,000	300,000	0.21	January 6, 2015

10,918,528	8,316,764

1 These stock options expired unexercised subsequent to July 31, 2010

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended July 31, 2010 totaled $134,614 (July 31, 2009 - $377,787).  The weighted average price of options granted in the period was $Nil (April 30, 2010 - $0.24).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted and re-priced during the period ended July 31, 2010 and year ended April 30, 2010:

	July 31, 2010	April 30, 2010

Risk-free interest rate	-	1.02%
Expected life of options	-	5 years
Annualized volatility	-	103%
Dividend rate	-	0%

8.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the period ended July 31, 2010:

(a)	Mineral property costs of $165,576 were included in accounts payable.

The following were significant non-cash investing and financing transactions during period ended July 31, 2009:

(b)	Mineral property costs of $130,188 were included in accounts payable

(c)	$37,760 of stock-based compensation was allocated to mineral properties.

9.           RELATED PARTY TRANSACTIONS

During the year ended April 30, 2010, the Company entered into transactions with related parties as follows:

•
In January 2010, the Company entered into a contract with a management company with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  During the period ended July 31, 2010, the Company had paid a total of $126,000 (July 31, 2009 - $Nil) to this management company for such services and has deposits on hand with this company of $4,514 (April 30, 2010 - $130,514, (included in Prepaid expenses) to be used against services to be provided in the future.

•	paid rent for its Newfoundland office of $Nil (July 31, 2009 - $6,592) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

9.           RELATED PARTY TRANSACTIONS (cont’d...)

•
Consulting fees include $15,900 (July 31, 2009 - $21,000) of fees paid or accrued to companies owned by directors and officers of the Company, of which $5,936 (April 30, 2010 - $Nil) was still owing at July 31 2010. Management fees include $95,000 (July 31, 2009 - $Nil) of fees paid or accrued to a private company owned by a director and officer of the Company, of which $16,800 (April 30, 2010 – $4,294) was still owing at July 31, 2010.

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

10.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	July 31, 2010	April 30, 2010

Equipment:

United States	$5,498	$5,788
Canada	350,788	374,917
	$356,286	$380,705
Mineral properties:

United States	$3,613,936	$3,573,210
Canada	27,234,811	26,812,474

	$30,848,747	$30,385,684

11.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

11.           CAPITAL MANAGEMENT (cont’d…)

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company is planning to complete an equity financing in the second or third fiscal quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2011.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

12.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related party, reclamation bonds, other receivables, accounts payable and accrued liabilities, and due to related parties approximate carrying value, which is the amount recorded on the consolidated balance sheet.  The Company’s other financial instruments, cash and marketable securities, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at July 31, 2010, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at July 31, 2010, the Company has accounts payable denominated in US dollars of $77,877 and cash of $326 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $8,006 gain/loss.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST and HST receivable due from the Government of Canada.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

12.           FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 11 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

13.	CONTINGENCIES

Litigation with Universal Uranium Ltd.

In April 2009, Crosshair Exploration and Mining Corp. commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of July 31, 2010, Crosshair held 2,222,222 Universal shares and no warrants.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

13.	CONTINGENCIES (cont’d...)

As per the original voting trust agreement between Crosshair and Universal signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of July 31, 2010, Universal held 5,195,000 Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory relief including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.